Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-174693

Southwestern Public Service Company
(a New Mexico corporation)

$200,000,000 4.50% FIRST MORTGAGE BONDS, SERIES NO. 1 DUE 2041

Issuer:	Southwestern Public Service Company (a New Mexico corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A2 (Negative)/A- (Stable)/A- (Negative) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Principal Amount:	$200,000,000
Pricing Date:	August 3, 2011
Settlement Date:	August 10, 2011 (T+5)
Maturity Date:	August 15, 2041
Interest Payment Dates:	Each February 15 and August 15, commencing February 15, 2012
Reference Benchmark:	4.75% due February 15, 2041
Benchmark Price:	116-16+
Benchmark Yield:	3.813%
Re-offer Spread:	+78 bps
Re-offer Yield:	4.593%
Coupon:	4.50%
Issue Price to Public:	98.493% plus accrued interest, if any, from August 10, 2011
Net Proceeds to Issuer:	$195,236,000 (before transaction expenses)
Make-Whole Call:	Prior to February 15, 2041, treasury yield +15 bps
Par Call:	On or after February 15, 2041
CUSIP/ISIN:	845743BN2/US845743BN28
Minimum Denominations:	$1,000
Joint Book-Running Managers:	Citigroup Global Markets Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.
*Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-877-858-5407, Scotia Capital (USA) Inc., toll free at 1-800-372-3930 or U.S. Bancorp Investments, Inc., toll free at 1-877-558-2607.